Exhibit 23.4
Independent Registered Public Accounting Firm’s Consent
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 29, 2024, except for Segment Reporting & Reporting Units in Note 3, as to which date is February 27, 2025, relating to the financial statements of Trulieve Cannabis Corp. (the “Company”) appearing in the Annual Report on the 2024 Form 10-K of the Company for the two years in the period ended December 31, 2023. We were dismissed as auditors on March 25, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ Marcum LLP
Tampa, FL
June 30, 2025